# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aquestive Therapeutics, Inc., CIK 0001398733
CUSIP: 03843E104
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 184 LIBERTY CORNER ROAD, SUITE 305, WARREN, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 10/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001281933

## Reporting persons
- BRATTON DOUGLAS K: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 637,823; shared voting power 0; sole dispositive power 637,823; shared dispositive power 0; aggregate amount beneficially owned 691,873 (0.6% of the class)
  Comment: 390,795 shares are held by Bratton Capital Management L.P.; 875 shares are held by Bratton Capital Inc.; and 33,727 shares are held by Bratton Family Partners L.P. In his capacity as (i) the sole director and President of Bratton Capital Inc., which is the general partner of Bratton Capital Management L.P., Douglas K. Bratton ("DKB"), exercises voting and dispositive power over an aggregate of 391,670 shares held by Bratton Capital Inc. and Bratton Capital Management L.P. and (ii) the sole director and President of DKB Management, Inc., which is the general partner of Bratton Family Partners L.P., DKB exercises voting and dispositive power over the 33,727 shares held by Bratton Family Partners L.P. The number 637,823 also includes 212,426 shares owned directly by DKB or by family trusts and entities.
  
  The number 691,873 includes 212,426 shares either owned directly by DKB or held by family trusts and entities, and 54,050 shares that DKB currently has the right to acquire under vested director stock options. It does not include 2,727 shares owned by DKB's spouse, with respect to which DKB disclaims beneficial ownership.
- MonoLine RX II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Between October 2, 2026 and October 7, 2026, MonoLine RX II, L.P. distributed the 3,468,747 shares held by it to its owners.
- MonoLine RX III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Between October 2, 2026 and October 7, 2026, MonoLine RX III, L.P. distributed the 2,657,943 shares held by it to its owners.
- MonoLine RX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Between October 2, 2026 and October 7, 2026, MonoLine RX, L.P. distributed the 1,688,639 shares held by it to its owners.
- MonoLine Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On October 2, 2026, MonoLine Partners, L.P. distributed the 1,948,578 shares held by it to its owners.
- MonoSol Rx Genpar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Between October 2, 2026 and October 7, 2026, MonoSol RX Genpar, L.P. distributed the 47,051 shares held by it to its owners.
- Bratton Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 390,795; shared voting power 0; sole dispositive power 390,795; shared dispositive power 0; aggregate amount beneficially owned 390,795 (0.3% of the class)
- Bratton Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 391,670; shared voting power 0; sole dispositive power 391,670; shared dispositive power 0; aggregate amount beneficially owned 391,670 (0.3% of the class)
  Comment: 390,795 shares are held by Bratton Capital Management L.P. In its capacity as the general partner of Bratton Capital Management L.P., Bratton Capital Inc. exercises voting and dispositive power over such shares. 875 shares are held by Bratton Capital Inc. directly.
- Bratton Family Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 33,727; shared voting power 0; sole dispositive power 33,727; shared dispositive power 0; aggregate amount beneficially owned 33,727 (0% of the class)

## Item 1. Issuer
Name of issuer: Aquestive Therapeutics, Inc.
Address of issuer's principal executive offices: 184 LIBERTY CORNER ROAD, SUITE 305, WARREN, NEW JERSEY, 07059

## Item 2. Person Filing
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of MonoLine RX II, L.P., a Texas limited partnership ("MonoLine II"), MonoLine RX III, L.P., a Texas limited partnership ("MonoLine III"), MonoLine RX, L.P., a Texas limited partnership ("MonoLine RX"), MonoLine Partners, L.P., a Texas limited partnership ("Monoline"), MonoSol RX Genpar, L.P., a Texas limited partnership ("Genpar"), Douglas K. Bratton ("DKB"), Bratton Capital Management L.P., a Texas limited partnership ("Bratton Capital"), Bratton Capital Inc., a Texas corporation ("Bratton Inc."), and Bratton Family Partners L.P., a Texas limited partnership ("Bratton Family"), all of such persons and entities being referred to herein as the "Reporting Persons." Additionally, information is included herein with respect to DKB Management, Inc., a Texas corporation (the "Controlling Person"). The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Item 2 Persons is 201 Main Street, Suite 2100, Fort Worth, Texas 76102.
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reporting Persons

DKB

Because of his position as (i) the sole director and President of Bratton Inc., which is the general partner of Bratton Capital, and (ii) the sole director and President of the Controlling Person, which is the general partner of Bratton Family, and his ownership of 266,476 shares held by him directly or by entities and trusts for the benefit of his immediate family, DKB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 691,873 shares of the Stock.

MonoLine II

The aggregate number of shares of the Stock that MonoLine II owns beneficially, pursuant to Rule 13d 3 of the Act, is 0.

MonoLine III

The aggregate number of shares of the Stock that MonoLine III owns beneficially, pursuant to Rule 13d 3 of the Act, is 0.

MonoLine RX

The aggregate number of shares of the Stock that MonoLine RX owns beneficially, pursuant to Rule 13d 3 of the Act, is 0.

MonoLine

The aggregate number of shares of the Stock that MonoLine owns beneficially, pursuant to Rule 13d 3 of the Act, is 0.

Genpar

The aggregate number of shares of the Stock that Genpar owns beneficially, pursuant to Rule 13d 3 of the Act, is 0.

Bratton Capital

The aggregate number of shares of the Stock that Bratton Capital owns beneficially, pursuant to Rule 13d 3 of the Act, is 390,795.

Bratton Inc.

Because of its position as the general partner of Bratton Capital and pursuant to its direct ownership of 875 shares of the Stock, Bratton Inc. may, pursuant to Rule 13d 3 of the Act, be deemed to be the beneficial owner of 391,670 shares of the Stock.

Bratton Family

The aggregate number of shares of the Stock that Bratton Family owns beneficially, pursuant to Rule 13d 3 of the Act, is 33,727.

Controlling Person

Because of its position as the general partner of Bratton Family, the Controlling Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,727 shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Percent of class:
Reporting Persons

DKB

DKB may be deemed to be the beneficial owner of approximately 0.6% of the outstanding shares of the Stock.

MonoLine II

MonoLine II owns approximately 0.0% of the outstanding shares of the Stock.

MonoLine III

MonoLine III owns approximately 0.0% of the outstanding shares of the Stock.

MonoLine RX

MonoLine RX owns approximately 0.0% of the outstanding shares of the Stock.

MonoLine

MonoLine owns approximately 0.0% of the outstanding shares of the Stock.

Genpar

Genpar owns approximately 0.0% of the outstanding shares of the Stock.

Bratton Capital

Bratton Capital owns approximately 0.3% of the outstanding shares of the Stock.

Bratton Inc.

Bratton Inc. owns approximately 0.3% of the outstanding shares of the Stock.

Bratton Family

Bratton Family owns approximately 0.03% of the outstanding shares of the Stock.

Controlling Person

The Controlling Person may be deemed to be the beneficial owner of approximately 0.03% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.
Sole power to vote or to direct the vote:
Reporting Persons

DKB

DKB has the sole power to vote or to direct the vote of an aggregate of 637,823 shares of the Stock, including (i) 391,670 shares in his capacity as the sole director and President of Bratton Inc., which is the general partner of Bratton Capital, and (ii) 33,727 shares in his capacity as the sole director and President of the Controlling Person, which is the general partner of Bratton Family.

MonoLine II

MonoLine II has the sole power to vote or to direct the vote of 0 shares of the Stock.

MonoLine III

MonoLine III has the sole power to vote or to direct the vote of 0 shares of the Stock.

MonoLine Rx

MonoLine Rx has the sole power to vote or to direct the vote of 0 shares of the Stock.

MonoLine

MonoLine has the sole power to vote or to direct the vote of 0 shares of the Stock.

Genpar

Genpar has the sole power to vote or to direct the vote of 0 shares of the Stock.

Bratton Capital

Acting through its general partner, Bratton Capital has the sole power to vote or to direct the vote of 390,795 shares of the Stock.

Bratton Inc.

In its capacity as the general partner of Bratton Capital and pursuant to its direct ownership of shares of the Stock, Bratton Inc. has the sole power to vote or to direct the vote of 391,670 shares of the Stock.

Bratton Family

Acting through its general partner, Bratton Family has the sole power to vote or to direct the vote of 33,727 shares of the Stock.

Controlling Person

In its capacity as the general partner of Bratton Family, the Controlling Person has the sole power to vote or to direct the vote of 33,727 shares of the Stock.
Shared power to vote or to direct the vote:
Reporting Persons

DKB

DKB has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine II

MonoLine II has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine III

MonoLine III has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine RX

MonoLine RX has no shared power to vote or to direct the vote of any shares of the Stock.

MonoLine

MonoLine has no shared power to vote or to direct the vote of any shares of the Stock.

Genpar

Genpar has no shared power to vote or to direct the vote of any shares of the Stock.

Bratton Capital

Bratton Capital has no shared power to vote or to direct the vote of any shares of the Stock.

Bratton Inc.

Bratton Inc. has no shared power to vote or to direct the vote of any shares of the Stock.

Bratton Family

Bratton Family has no shared power to vote or to direct the vote of any shares of the Stock.

Controlling Person

The Controlling Person has no shared power to vote or to direct the vote of any shares of the Stock.
Sole power to dispose or to direct the disposition:
Reporting Persons

DKB

DKB has the sole power to dispose or to direct the disposition of an aggregate of 637,823 shares of the Stock, including (i) 391,670 shares in his capacity as the sole director and President of Bratton Inc., which is the general partner of Bratton Capital, and (ii) 33,727 shares in his capacity as the sole director and President of the Controlling Person, which is the general partner of Bratton Family.

MonoLine II

MonoLine II has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

MonoLine III

MonoLine III has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

MonoLine RX

MonoLine RX has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

MonoLine

MonoLine has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

Genpar

Genpar has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

Bratton Capital

Acting through its general partner, Bratton Capital has the sole power to dispose or to direct the disposition of 390,795 shares of the Stock.

Bratton Inc.

In its capacity as the general partner of Bratton Capital and pursuant to its direct ownership of shares of the Stock, Bratton Inc. has the sole power to dispose or to direct the disposition of 391,670 shares of the Stock.

Bratton Family

Acting through its general partner, Bratton Family has the sole power to dispose or to direct the disposition of 33,727 shares of the Stock.

Controlling Person

In its capacity as the general partner of Bratton Family, the Controlling Person has the sole power to dispose or to direct the disposition of 33,727 shares of the Stock.
Shared power to dispose or to direct the disposition:
Reporting Persons

DKB

DKB has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine II

MonoLine II has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine III

MonoLine III has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine RX

MonoLine RX has no shared power to dispose or to direct the disposition of any shares of the Stock.

MonoLine

MonoLine has no shared power to dispose or to direct the disposition of any shares of the Stock.

Genpar

Genpar has no shared power to dispose or to direct the disposition of any shares of the Stock.

Bratton Capital

Bratton Capital has no shared power to dispose or to direct the disposition of any shares of the Stock.

Bratton Inc.

Bratton Inc. has no shared power to dispose or to direct the disposition of any shares of the Stock.

Bratton Family

Bratton Family has no shared power to dispose or to direct the disposition of any shares of the Stock.

Controlling Person

The Controlling Person has no shared power to dispose or to direct the disposition of any shares of the Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See attached exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BRATTON DOUGLAS K: /s/ Douglas K. Bratton, Self (10/07/2026)
- MonoLine RX II, L.P.: /s/ John Cochran, Vice President of General Partner of General Partner (10/07/2026)
- MonoLine RX III, L.P.: /s/ John Cochran, Vice President of General Partner of General Partner (10/07/2026)
- MonoLine RX, L.P.: /s/ John Cochran, Vice President of General Partner of General Partner (10/07/2026)
- MonoLine Partners, L.P.: /s/ John Cochran, Vice President of General Partner of General Partner (10/07/2026)
- MonoSol Rx Genpar, L.P.: /s/ John Cochran, Vice President of General Partner (10/07/2026)
- Bratton Capital Management, L.P.: /s/ John Cochran, Vice President of General Partner (10/07/2026)
- Bratton Capital Inc.: /s/ John Cochran, Vice President (10/07/2026)
- Bratton Family Partners L.P.: /s/ Phil Null, Vice President of General Partner (10/07/2026)